1
File No. 30- 1







SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549


FORM U5S

ANNUAL REPORT


For the Year Ended December 31, 1999

Filed Pursuant to the Public Utility Holding Company Act of 1935

by

UNITIL CORPORATION
6 Liberty Lane West, Hampton, New Hampshire  03842-1720
TABLE OF CONTENTS

ITEMS			PAGE
Item 1			1
Item 2			2
Item 3			3
Item 4			4
Item 5			5
Item 6 Part I           6
       Part II          8
       Part III (a)     9
		(b)	16
		(c)	17
		(d)	17
		(e)	17
		(f)	18
Item 7	Part I		19
	Part II		19
Item 8	Part I		19
	Part II		19
        Part III        19
Item 9	Part I		19
	Part II		19
        Part III        19
Item 10	Financial
        Statements      20
        Exhibits        31



ITEM 1

SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1999

  Name of Company                Number of
                                 Common      % of
                                 Shares      Voting   Issuer       Owner's
                                 Owned       Power    Book Value   Book Value
Unitil Corporation
   Concord Electric              131,745     100%     11,667,244   11,667,244
   Company (CECO)
   Exeter & Hampton              195,000     100%     12,994,773   12,994,773
   Electric Company (E&H)
   Fitchburg Gas and Electric  1,244,629     100%     38,631,111   38,631,111
   Light Company (FG&E)
   Unitil Power Corp. (UPC)          100     100%        458,492      458,492
   Unitil Realty Corp. (URC)         100     100%      1,462,406    1,462,406
   Unitil Resources, Inc. (URI)      100     100%        382,399      382,399
   Unitil Service Corp. (USC)        100     100%          2,688        2,688




ITEM 2

ACQUISITIONS OR SALES OF UTILITY ASSETS

	Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule
24.

In accordance with Massachusetts Electric Restructuring Law, Fitchburg Gas and Electric Light Company completed the sale of its 4.5% interest in New Haven Harbor Station on April 14, 1999. The consideration received was $5,288,000. The book value of the assets sold was $2,698,000.


ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

Name of    Name Of Company        Brief Description  Consideration  Authori
Issuer     Issuing, Selling,       of Transaction        (000's)   zation or
and Title  Pledging, Guaranteeing                                   Exemption
of Issue   or Assuming

  (1)             (2)                   (3)                (4)         (5)
Unitil
Corporation
(UTL)
                UTL             Issuance of Shares
                                Pursuant to Stock
                                Option Plan on various
                                dates,                               HCAR No.
                                109,753 shares            $804       35-25677


                UTL             Issued on Various Dates,
                                27,619 Shares in Connection
                                with the Company's Dividend
                                Reinvestment and Stock
                                Purchase Plan and Tax
                                Deferred Savings and                 HCAR No.
                                Investment Plan            $676      35-25677


Short-term     UTL, CECo, E&H,  Bank Borrowings Made
Bank           FG&E, Service,   on Various Dates and
Borrowings     Realty, Power,   Such Funds Lent to
               Resources        Affiliates Under the                 HCAR No.
                                Unitil Cash Pool            (A)      35-26328


Fitchburg Gas and
Electric Light
Company (FG&E)       FG&E    Issuance and Sale of $12
                             million of Long-term notes
                             at par to institutional
                             investors                     $12,000    HCAR No.
                                                                     35-26739






(A)Maximum borrowing authority is $21,000,000. Borrowings outstanding at December 31, 1999 were $10,500,000.



ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

Name of          Name Of
Issuer          Company Acquiring,           Extinguished (EXT)
and             Redeeming, or                Distributed (D)
Title of        Retiring           Consider  or  Held (H)  For    Authorization
Issue           Securities         ation     Further Disposition  or  Exemption

  (1)               (2)             (3)              (4)                (5)
                                 (In Whole
                                   Dollars)
Unitil
Corporation
(UTL)
Common Stock,   Unitil                           D & H (B)         HCAR No.
No Par Value    Service Corp.                                      35-25951


Exeter & Hampton
Electric Company (E&H)


Redeemable Preferred Stock
$100 Par Value
      8.25% Series      E&H         $20,700           EXT

Fitchburg Gas and
Electric Light Company
(FG&E)

Redeemable Preferred Stock
$100 Par Value
    5.125% Series       FG&E        $11,300           EXT

    8.0% Series         FG&E        $54,300           EXT


(B) Common Stock Purchased on the Open-Market to Satisfy Requirements of the Management Performance Compensation Program.

ITEM 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF
          DECEMBER 31, 1998

1. Aggregate amount of Investments in persons operating in the retail service area.

Name of  Name of    Nature of    Description   Number   Percent   Owner's
Company  Issuer     Issuer's     of            of       of Voting Book
                    Business     Securities    Shares   Power     Value
                                                                (In Dollars)

  (1)     (2)         (3)           (4)           (5)       (6)         (7)


CECo    Concord     Economic     Common Stock    120         *      $3,000
        Regional    Development
        Development
        Corp.


E&H     Collin      Retail       12% S. F.                   *        $500
        & Alkman                  Debenture
        Group

        Collin      Retail       Capital Stock     3         *          $6
        & Alkman
        Group

FG&E    Ames        Retail       Cum.Preferred    32         *        $170
        Department               Stk.
        Store

	Massachusetts
        Business    Economic     Common Stock    350         *      $3,500
        Development Development
        Corp.

        Boundary    Gas
        Gas, Inc.   Distribution Common Stock   0.57         *         $57

2.  Securities owned not included in 1 above.
	None

ITEM 6

OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND SUBSIDIARIES

        Part I.  As of December 31, 1999:


			LEGEND OF ABBREVIATIONS
			CB		Chairman of the Board
			D		Director
			CEO		Chief Executive Officer
			P		President
			COO		Chief Operating Officer
			CFO		Chief Financial Officer
			SEVP		Senior Executive Vice President
			EVP		Executive Vice President
			SVP		Senior Vice President
			VP		Vice President
			T		Treasurer
			S		Secretary/Clerk
			C		Controller

Name and
Business Address        Unitil  CECo    E&H     FG&E    USC     URC   UPC  URI

Robert G. Schoenberger  D,CB,   D       D       D       D, P    D     D    D
6 Liberty Lane West     CEO
Hampton, NH 03842


Michael J. Dalton
6 Liberty Lane West
Hampton, NH  03842      D, P,   D, P    D, P     D,P    D,      D,P     D
                        COO                             SEVP
Anthony J. Baratta, Jr.
6 Liberty Lane West
Hampton, NH 03842       SVP,                            SVP
                        CFO                             D
Bruce Keough
P.O. Box 1052
Dublin, NH 03444        D       D       D         D

M. Brian O'Shaughnessy
One Revere Park
Rome, NY 13440          D       D       D         D

J. Parker Rice, Jr.
112 River Street
Fitchburg, MA   01420   D       D       D         D

Ross B. George
12 Treehaven Lane
Austin, TX 78738        D       D       D         D

Charles H. Tenney III
300 Friberg Parkway
Westborough, MA   01581 D       D       D         D

Albert H. Elfner, III
53 Chestnut Street
Boston, MA 02108        D       D       D         D

W. William VanderWolk, Jr.
Route 109, Box 20
Melvin Village,
NH 03850                D       D       D         D

Franklin Wyman, Jr.
211 Congress Street
Boston, MA  02110       D       D       D         D

Joan D. Wheeler
P.O. Box 895
Hollis, NH  03049       D       D       D         D

William E. Aubuchon, III
95 Aubuchon Drive
Westminster, MA 01473
                        D       D       D         D
George R. Gantz
6 Liberty Lane West
Hampton, NH  03842                                      SVP,   D     P,D   D
                                                        D
David K. Foote
6 Liberty Lane West
Hampton, NH  03842                                SVP   VP            D,
                                                                      SVP
Raymond J. Morrissey
6 Liberty Lane West
Hampton, NH  03842		                                 			VP

Mark H. Collin
6 Liberty Lane West
Hampton, NH  03842      T,S      T       T       T      VP,T    T,D    T  VP,T

Richard Heath
One McGuire Street
Concord, NH   03302     VP      VP

James G. Daly
6 Liberty Lane West                              SVP    SVP,D    D     D,  P,D
Hampton, NH 03842                                                      SVP

Glenn D. Appleton
6 Liberty Lane West
Hampton, NH  03842                                      VP

Todd R. Black
6 Liberty Lane West                                     VP                  VP
Hampton, NH 03842

Frederick J. Stewart
6 Liberty Lane West
Hampton, NH 03842                                       VP

Thomas E. Smith
6 Liberty Lane West
Hampton, NH 03842                                       VP

Laurence M. Brock
6 Liberty Lane West
Hampton, NH  03842              C       C       C       C,VP     C       C   C

Sandra L. Whitney
6 Liberty Lane West
Hampton, NH  03842              S       S       S        S       S       S   S



Part II.	Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:

Name of Officer     Name and Location of     Position Held in  Applicable
or Director         Financial Institution    Financial         Exemption Rule
                                             Institution

(1)                     (2)                     (3)                (4)

Franklin Wyman,     Brookline Savings Bank,  Director,             70(c)
Jr.                 Brookline MA             Vice President

Franklin Wyman,     Brookline Bank Corp.     Trustee               70(c)
Jr.                 MHC, Brookline, MA



Part III. The disclosures made in the System companies' most recent proxy statement and annual report on Form 10-K with respect to items (a) through
(f) follow:

(a)	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors' Compensation
	In 1999, members of the Board of Directors who are not officers of Unitil or any of its subsidiaries received an annual retainer fee of $7,000 in cash and $5,500 in Unitil Common Stock, and $500 for each Board meeting attended. Members of the Executive Committee, who are not officers of Unitil or any of its subsidiaries, received an annual retainer fee of $3,000 and $400 for each meeting attended. The Chairman of the Executive Committee received an annual retainer fee of $15,000, and $400 for each meeting attended. Members of the Audit Committee and Compensation Committee receive an annual retainer fee of $1,000 and $400 for each meeting attended. The Chairman of the Audit Committee and the Chairman of the Compensation Committee received an annual retainer fee of $2,000, respectively, and $400 for each meeting attended. Those Directors of Unitil who also serve as Directors of CECo, E&H or FG&E and who are not officers of Unitil or any of its subsidiaries receive a meeting fee of $100 per subsidiary meeting attended and no annual retainer fee from CECo, E&H or FG&E. All Directors are entitled to reimbursement of expenses incurred in connection with attendance at meetings of the Board of Directors and any Committee on which they serve.

	As part of the Company's overall support for charitable institutions, in 1999 the Company instituted a program which provides a perpetual gift of $1,000 annually to the Greater Seacoast United Way ("United Way") on behalf of each Director who retires from the Board. The Director(s) receive no financial benefit from this program as the charitable deductions accrue solely to the Company. In 1999, three Directors retired from the Board.

	In 1999, the Board of Directors approved the Unitil Corporation Directors' Deferred Compensation Plan ("Deferred Plan") for the purpose of allowing non-employee members of the Board to defer payment of all or a specified part of compensation for services performed as Directors. The Deferred Plan is administered by the Compensation Committee and stipulates that eligible Directors may elect to defer all or a portion of their cash retainer and meeting fees. Separate accounts are maintained for each Director participant, which are an unfunded liability of the Company. Additionally, accounts are credited monthly with interest based on the current rate of 60-month Treasury bills. Funds contributed and interest credited is tax deferred until withdrawn from the Deferred Plan. Director participants may elect to withdraw funds from the Deferred Plan after a fixed amount of time, upon resignation or retirement from the Board, upon death or disability, or upon a Change in Control. Withdrawals may be taken in cash, either in one lump sum or in a series of installments.



                       Executive Compensation
The tabulation below shows the compensation Unitil Corporation, or any of its subsidiaries, has paid to its Chief Executive Officer and its most highly compensated officers whose total annual salary and bonus were in excess of $100,000 during the year 1999.
					      Long-Term Compensation
                Annual Compensation                 Awards         Payouts
Name and                             Other   Restricted            All Other
Principal            Salary  Bonus   Annual  Stock   Options LTIP  Compensation
Position (1)  Year    ($)    ($)(2)  Comp($) Awards  (#)     Payouts ($)
(a)           (b)     (c)    (d)      (e)     (f)     (g)     (h)     (i)
Robert G.
Schoenberger
(3)           1999  267,048 109,415     -       -  20,000(5)   -    6,080 (7)
Chairman of
the Board &   1998  245,003    -        -       -     -        -
Chief Executive
Officer       1997   65,833(4) -        -       -  25,000(6)   -

Michael J.
Dalton        1999  199,500  67,882     -       -  10,000(5)   -    7,271(8)
President &
 Chief        1998  190,005  67,959     -       -     -        -
Operating
Officer       1997  174,000  63,834     -       -     -        -

Anthony J.
Baratta, Jr.
(9)           1999  159,078  33,606     -       -  10,000(5)    -  26,667(11)
Senior Vice
President &
              1998  107,501(10) -       -       -      -        -
Chief Financial
Officer       1997     -        -       -       -       -       -

James G.
Daly (12)     1999  151,668   38,074    -       -    2,500(5)   -   4,962 (13)
Senior Vice
President,    1998  142,092   39,314    -       -       -       -
Unitil
Service       1997  125,625   33,568    -       -       -       -

George R.
Gantz         1999  132,420   32,261    -       -    2,500(5)   -   4,540 (14)
Senior VP,    1998  120,399   39,314    -       -       -       -
Unitil
Service       1997  104,475   33,658    -       -       -       -




NOTES:
(1)	Officers of the Company also hold various positions with subsidiary companies. Compensation for those positions is included in the above table.
(2)	Bonus amounts reflected are comprised of the Unitil Management
Incentive Plan ("Incentive Plan") cash awards paid in February, 1999, for 1998 results. The terms of the Incentive Plan provide a cash incentive opportunity if the Company meets certain pre-established performance targets (see "Other Compensation Arrangements").
(3) Robert G. Schoenberger was elected Chairman of the Board and Chief Executive Officer in October 1997. Mr. Schoenberger was not employed by the Company or any of its subsidiary companies prior to October 1997.
(4) Base salary paid to Mr. Schoenberger for 1997 includes salary for the months of November and December, and a $25,000 payment received on his first day of employment with the Company. Mr. Schoenberger's annual base salary in 1997 was $245,000.
(5) Options were granted in March, 1999, under the 1998 Stock Option Plan ("Option Plan"). Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February, 2000, no options are vested and no options are exercisable.
(6) Options were granted to Mr. Schoenberger on November 3, 1997 under the Key Employee Stock Option Plan (see "Other Compensation Arrangements" and subsequent notes.)
(7) All Other Compensation for Mr. Schoenberger for the year 1999 includes 401(K) company contribution and Group Term Life Insurance payment valued at $4,800 and $1,280, respectively.
(8)	All Other Compensation for Mr. Dalton for the year 1999 includes,
401(K) company contribution and Group Term Life Insurance payment, valued at $4,800 and $2,471, respectively.
(9) Anthony J. Baratta, Jr. began his employment with the Company as Senior Vice President and Chief Financial Officer in April, 1998. Mr. Baratta was not employed by the Company or any of its subsidiary companies prior to April, 1998.
(10) Base salary paid to Mr. Baratta for 1998 includes salary for the months of April through December. Mr. Baratta's annual salary in 1998 was $150,000.
(11) 	 All Other Compensation for Mr. Baratta for the year 1999 includes
401(K) company contribution   Group Term Life Insurance payment, and taxable
relocation payment valued at $4,770, $1,897 and $20,000, respectively.
(12) Mr. Daly resigned from the Company on February 7, 2000.
(13)	 All Other Compensation for Mr. Daly for the year 1999 includes
401(K) company contribution and Group Term Life Insurance payment, valued at $4,550 and $411, respectively.
(14)	 All Other Compensation for Mr. Gantz for the year 1999 includes
401(K) company contribution and Group Term Life Insurance payment, valued at $3,973 and $568, respectively.

OTHER COMPENSATION ARRANGEMENTS

The table below provides information with respect to options granted in fiscal 1999 under the 1998 Stock Option Plan (See also "Other Compensation Arrangements") to the named executive officers in the Summary Compensation table. The Company has no compensation plan under which Stock Appreciation Rights (SARs) are granted and thus reference to SARs has been omitted from the table.

                      OPTION GRANTS IN LAST FISCAL YEAR
              Individual Grants                         Potential Realizable
                                                        Value at Assumed
                                                        Annual Rates of Stock
                                                        Price Appreciation
                                                        for Option Term

         (a)     (b)        (c)        (d)     (e)      (f)          (g)
             Number of   % of Total   Option Price
             Securities  Options              Market
             Underlying  Granted to   Exer.   Price     Expir.
Name         Option      Employees    or base   on      Date    5% ($)  10%($)
Robert G.    Granted (#) in Fiscal    price    date
Schoenberger             Year         ($/Sh) of grant
Chairman of
the Board &  20,000       32.3%     $23.375  $23.375   3/5/09 294,000 745,000
Chief Executive
Officer

Michael J.
Dalton
President &  10,000       16.1%     $23.375  $23.375   3/5/09 147,000 372,500
Chief
Operating
Officer

Anthony J.
Baratta, Jr.
Senior Vice
President &  10,000       16.1%     $23.375  $23.375   3/5/09 147,000 372,500
Chief
Financial
Officer

James G. Daly
Senior Vice
President,    2,500        4.0%     $23.375  $23.375   3/5/09  36,750  93,125
Unitil
Service

George R.
Gantz
Senior Vice
President,    2,500        4.0%     $23.375  $23.375   3/5/09  36,750  93,125
Unitil
Service



OTHER COMPENSATION ARRANGEMENTS

The table below provides information with respect to options to purchase shares of the Company's Common Stock exercised in fiscal 1999 under the 1989 Key Employee Stock Option Plan ("KESOP") and the value of unexercised options granted in prior years and in 1999 under the KESOP and the 1998 Stock Option Plan ("Option Plan"), respectively, to the named executive officers in the Summary Compensation Table and held by them as of December 31, 1999.

         AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (FY)
                        AND FY-END OPTION VALUES(1)(2)
             Shares             Number of Unexercised  Value of Unexercised
             Acquired                Options at        In-the-Money Options at
Name and     on        Value        FY-End (#) (2)            FY-End ($)
Principal    Exercise  Realized     Exercisable/              Exercisable/
Position      (#)       ($)         Unexercisable             Unexercisable
(a)           (b)       (c)              (d)                       (e)
Robert G.
Schoenberger    -        -      exercisable 25,000(3)(4) exercisable   487,750
Chairman of the                 unexercisable  20,000    unexercisable 247,500
Board & CEO

Michael J.
Dalton       12,000   197,280   exercisable        0     exercisable        0
President
& Chief                         unexercisable 10,000     unexercisable 123,750
Operating
Officer

Anthony J.
Baratta, Jr.    -        -      exercisable        0     exercisable       0
Senior Vice                     unexercisable 10,000     unexercisable 123,750
President
and CFO

James G.
Daly            -        -      exercisable      0       exercisable      0
Senior VP,                      unexercisable   2,500    unexercisable  30,938
Unitil
 Service

George R.
Gantz         5,078    69,873   exercisable      0       exercisable      0
Senior VP,                      unexercisable   2,500    unexercisable  30,938
Unitil
Service





NOTES:

(1)	The KESOP authorizes the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a "Change in Control" of Unitil. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements as defined below. All of the award agreements entered into with participants in the KESOP to date contain such a "Change in Control" provision. Each award agreement also provides that, upon the exercise of an option on or after a Change in Control, Unitil shall pay to the optionee, within five business days, a lump sum cash amount equal to the economic benefit of the optionee's outstanding options and associated dividend equivalents that the optionee would have received had the option remained unexercised until the day preceding the expiration of the grant. Upon the exercise of any option by an employee and upon payment of the option price for shares of Unitil CommonStock as to which the option was granted (the "Primary Shares"), Unitil will cause to be delivered to such employee (i) the Primary Shares and (ii) the number of shares of Unitil Common Stock (the "Dividend Equivalent Shares") equal to the dollar amount of dividends which would have been paid on the Primary Shares (and previously accrued Dividend Equivalent Shares) had they been outstanding, divided by the fair market value of Unitil Common Stock determined as of the record date for each dividend. All options, with the exception of Mr. Schoenberger's options (See Note 3), associated with the KESOP were exercised as of March 7, 1999.

(2)	The Option Plan authorizes the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrance of a "Change in Control" of Unitil, and will become 100% vested and fully exercisable. The term "Change in Control" is defined in substantially the same manner as in the Severance Agrements as defined below. All of the award agreements entered into with participants in the Option Plan to date contain such a "Change in Control" provision. All options reported as "unexercisable" in the table were granted in March, 1999, under the Option Plan.

(3) In accordance with the terms of Mr. Schoenberger's employment agreement, on November 3, 1997, he received 25,000 options to purchase shares of Company stock under the KESOP. The options granted to Mr. Schoenberger became exercisable on November 3, 1998. In 1998, the Compensation Committee extended the expiration date for Mr. Schoenberger's options until November
3, 2007 (ten years from the date of the grant), because the Option Plan originally provided ten years between grant and expiration of options.

(4) Mr. Schoenberger's exercisable options listed in column (d) in the table above do not include non-preferential dividend equivalents associated with options outstanding.

In December, 1998, the Unitil Board of Directors adopted the Unitil Corporation 1998 Stock Option Plan ("Option Plan"). The Company intends to grant stock options each year through March 1, 2004 under the plan to certain employees and directors, for the purchase of up to 350,000 shares of Unitil Common Stock. To date, grants were made to certain management employees in March, 1999, and in January, 2000. Each option grant will vest over a three year period and each grant will expire ten years after the date of grant.

The purpose of the Option Plan is to provide an incentive to key employees and directors of Unitil and its affiliates who are in a position to contribute materially to the long-term success of Unitil and/or its affiliates, to increase their interest in the welfare of Unitil and its affiliates, and to attract and retain employees and directors of outstanding ability. The compensation Committee will administer the plan. The Committee has the authority to interpret the plan and to designate recipients of the stock options.

Stock options granted under the Option Plan will entitle the holders of those options to purchase up to the number of shares of common stock specified in the grant at a price established by the Committee. All grants will be issued at 100% of market value. Under the Option Plan, stock options for shares constituting not more than five percent of the common stock may be issued in any one year.

The Company adopted a new management Incentive Plan and a new Employee Incentive Plan in December, 1998, to provide cash incentive payments which are tied directly to achievement of the Company's strategic goals. Annual goals are established each year by the Board of Directors and payment of awards are made in February of the year following achievement of the goals. Target incentive payments have been established which vary based upon the grade level of each position. Actual awards can be less than or greater than the target payout depending upon actual results achieved.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan"), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $160,000 limit.

                           PENSION PLAN TABLE
Average Annual Earnings
Used for Computing
Pension                                      ANNUAL PENSION
                      10 Years       20 years       30 years     40 years
                      of Service     of Service     of Service   of Service
100,000                 20,000         40,000         50,000       55,000
125,000                 25,000         50,000         62,500       68,750
150,000                 30,000         60,000         75,000       82,500
160,000                 32,000         64,000         80,000       88,000


The present formula for determining annual benefits under the Retirement Plan's life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus
(iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after 5 years of service with Unitil or one of its subsidiaries. As of January 1, 2000, Messrs. Shoenberger, Dalton, Baratta, Daly and Gantz had 2, 32, 1, 11 and 16 credited years of service, respectively, under the Retirement Plan.


Unitil also maintains a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors. At the present time, Messrs. Schoenberger and Dalton are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant's final average earnings less the participant's benefits payable under the Retirement Plan, less other retirement income payable to such participant by Unitil or any previous employer and less income that a participant receives as a primary Social Security benefit. Early retirement benefits are available to a participant, with the Unitil Board's approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 60, the benefits are reduced by 5% for each year that commencement of benefits precedes attainment of age 60. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, Messrs. Schoenberger and Dalton would be entitled to receive an annual benefit of $38,551 and $28,191, respectively, assuming their normal retirement at age 65 and that their projected final average earnings are equal to the average of their respective three consecutive years of highest compensation prior to retirement.

(b)	OWNERSHIP OF SECURITIES
         NAME                    DIRECTOR OF             SHARES OF UNITIL
                                                         COMMON STOCK
                                                         BENEFICIALLY OWNED
                                                         (1)

Robert G.
Schoenberger              UNITIL, CECO, E&H, Service,
                          Power, URI, FG&E, Realty         73,590 (2)(3)(4)

Michael J. Dalton         UNITIL, CECO, E&H, Service,
                          Power, FG&E, Realty              61,753 (2)(5)(6)(7)

Joan D. Wheeler           UNITIL, CECo, E&H, FG&E           1,355

Bruce W. Keough           UNITIL, CECo, E&H, FG&E           2,355

J. Parker Rice, Jr.       UNITIL, CECo, E&H, FG&E           1,807

Ross B. George            UNITIL, CECo, E&H, FG&E           2,655

Charles H. Tenney III     UNITIL, CECo, E&H, FG&E           2,885

M. Brian O'Shaughnessy    UNITIL, CECo, E&H, FG&E             455

Albert H. Elfner, III     UNITIL, CECo, E&H, FG&E           1,155

William E. Aubuchon, III  UNITIL, CECo, E&H, FG&E             --


NOTES:

(1) Based on information furnished to Unitil by the nominees and continuing Directors. No Director standing for election, no Director whose term is continuing and no officer owns more than one percent of the total outstanding shares.
(2) Included are 1,294 and 4,439 shares which are held in trust for Messrs. Schoenberger and Dalton, respectively, under the terms of the Unitil Tax Deferred Savings and Investment Plan ("401(k)"). Messrs. Schoenberger and Dalton have voting power only with respect to the shares credited to their accounts. For further information regarding 401(k), see "Other Compensation Arrangements - Tax-Qualified Savings and Investment Plan".
(3) Included are 28,296 options which Mr. Schoenberger has the right to purchase pursuant to the exercise of those options under the terms of the 1989 Key Employee Stock Option Plan ("KESOP"). For further information regarding the KESOP, see "Other Compensation Arrangements" above.
(4)	Included are 40,000 options which Mr. Schoenberger has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan ("Option Plan"). See "Other Compensation Arrangements." Mr. Schoenberger was granted 20,000 options in March, 1999, and 20,000 options in January, 2000, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.
(5)	Included are 20,000 options which Mr. Dalton has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan ("Option Plan"). See "Other Compensation Arrangements." Mr. Dalton was granted 10,000 options in March, 1999, and 10,000 options in January, 2000, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.
(6) Included are 100 shares held by Mr. Dalton jointly with his wife with whom he shares voting and investment power.
(7)	Included are 9,501 shares owned by a member of Mr. Dalton's family.
He has no voting rights or investment power with respect to, and no beneficial interest in, such shares.

(c)	TRANSACTIONS WITH SYSTEM COMPANIES - None

(d)	INDEBTEDNESS TO SYSTEM COMPANIES  -  None

(e)	OTHER BENEFITS

Unitil and certain subsidiaries maintain severance agreements (the "Severance Agreements") with certain management employees, including Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed "Change in Control". Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee's stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.

The severance benefit is a lump sum cash amount equal to (i) the present value of three years' base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, in respect to such payments.

The Company entered into an employment agreement with Mr. Schoenberger on November 1, 1997. The term of the agreement is for three years and the expiration date is October 31, 2000. Under the terms of the employment agreement, Mr. Schoenberger will receive an annual base salary of $245,000 which is subject to annual review by the Board for discretionary periodic increases in accordance with the Company's compensation policies. Mr. Schoenberger is entitled to participate in the Company's SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. On November 3, 1997, Mr. Schoenberger also received 25,000 options to purchase shares of Company stock under the Company's 1989 Key Employee Stock Option Plan ("KESOP"). In 1998, the Compensation Committee extended the expiration date of the options granted to Mr. Schoenberger under the KESOP until Novermber 3, 2007. Said options were originally set to expire on March 7, 1999. Mr. Schoenberger was reimbursed for all reasonable interim living and reasonable travel expenses. In addition, in 1998, Mr. Schoenberger was reimbursed for all direct moving expenses and received $50,000 when he relocated to the area, as was stipulated in the terms of his employment agreement. The agreement also provides that the Company and Mr. Schoenberger will enter into a Severance Agreement, more fully described above. Mr. Schoenberger and the Company entered into said Severance Agreement in February, 1998. The Company, by action of the Board, may terminate Mr. Schoenberger's employment for any reason. If Mr. Schoenberger's employment is terminated by the Company during the term of the agreement for any reason other than Cause, death or disability, the Company shall pay Mr. Schoenberger's base pay at the rate in effect on the date of employment termination and benefits until the end of the term of the agreement, or if employment termination is after November 1, 1999, for one year.

(f)	RIGHTS TO INDEMNITY

Unitil Corporation (the Corporation) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person's having served as, or by reason of the person's alleged acts or omissions while serving as a director, officer, employee or agent of the Corporation, or while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by him in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the New Hampshire Business Corporation Act ("the Act").

Any indemnification under this Article shall be made by the Corporation with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the Act, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the Act.

The right of indemnification arising under this Article is adopted for the purpose of inducing persons to serve and to continue to serve the Corporation without concern that their service may expose them to personal financial harm. It shall be broadly construed, applied and implemented in light of this purpose. It shall not be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor shall it be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of The State of New Hampshire. The provisions of this Article are separable, and, if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any other right of indemnification existing under this Article or otherwise. As used herein, the term "person: includes heirs, executors, administrators or other legal representatives. As used herein, the terms "Director" and "officer" include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Corporation as directors, officers or trustees of another organization in which the Corporation has any direct or indirect interest as a shareholder, creditor or otherwise.

The Corporation may purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Corporation or any of its subsidiaries, or who was or is serving at the request of the Corporation as a fiduciary of any employee benefit plan of the Corporation or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the Act. The obligation to indemnify and reimburse such person under this Article, if applicable, shall be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

ITEM 7

CONTRIBUTIONS AND PUBLIC RELATIONS

Part I.		Payments to any political party, candidate for public office or holder of such office, or any committee or agent thereof.
                - None

Part II.        Payments to any citizens group or public relations counsel.
                -  None


ITEM 8

SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.		Contracts for services, including engineering or
construction services, or goods supplied or sold between system companies.

There are a number of areas in which Concord Electric Company (CECo), Exeter & Hampton Electric Company (E&H) and Fitchburg Gas and Electric Light Company (FG&E) work closely together and cooperate on a regular basis. The areas of cooperation include the following:

CECo and E&H have jointly shared a Mobile Substation at cost for many years. Under an Agreement originally made in 1964, CECo and E&H have obtained the benefits of an emergency mobile substation at a cost far below that which each company would have incurred without the sharing agreement.

During emergencies and other occasional situations, FG&E, CECo and E&H share line crews at cost.

FG&E, CECo and E&H occasionally exchange materials and supplies, a practice which assists substantially in the companies' maintenance of cost-effective inventory and stock levels.

FG&E, CECo and E&H, with the support and coordination provided by Unitil Service Corp., participate in joint purchasing and sharing of computer software, hardware and supplies, a practice which benefits all of the companies.

Part II. Contracts to purchase services or goods between any System company and (1) any affiliate company (other than a System company) or (2) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. - None

Part III. The Company does not employ any other person or persons for the performance of management, supervisory or financial advisory services.


ITEM 9

WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.		None

Part II.        None

Part III.       None

ITEM 10

FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS                                        Page No.

        Consolidating Income Statement                       21-22

        Consolidating Balance Sheet
                Assets                                       23-24
                Capitalization and Liabilities               25-26

        Consolidating Statement of Cash Flows                27-28

        Consolidating Statement of Retained Earnings         29-30

EXHIBITS

        Exhibit A                                            31

        Exhibit B                                            31

        Exhibit C                                            33

        Exhibit D                                            35

        Exhibit E                                            42

        Exhibit F                                            42

        Exhibit G                                            44

        Exhibit H                                            49

        Exhibit I                                            49

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE
                                                       Exeter &
                         Consol-             Concord   Hampton    FG&E
                          idated   Elimin-   Electric  Electric   Cons-
                                   ations    Company   Company    olidated

Operating Revenues:
  Electric               154,077  (75,607)   46,143     50,820     55,090
  Gas                     18,116        0         0          0     18,116
  Other                      180  (19,089)        0          0          0
     Total Operating
     Revenues            172,373  (94,696)   46,143     50,820     73,206

Operating Expenses:
  Fuel and Purchased
    Power                102,171  (75,469)   35,553     39,708     29,426
  Gas Purchased For
    Resale                 9,854        0         0          0      9,854
  Operation and
    Maintenance           24,404  (19,227)    3,717      3,938     15,008
  Depreciation and
    Amortization          11,412        0     1,598      2,035      6,187
  Provisions for Taxes:
     Local Property
       and Other           5,077        0     1,595      1,255      1,387
     Federal and
       State Income        4,047        0       594        594      2,676
       Total Operating
         Expenses        156,965  (94,696)   43,057     47,530     64,538
Operating Income          15,408        0     3,086      3,290      8,668
  Non-operating
    Expense (Income)          51        0         0          2        (47)
Income Before
  Interest Expense        15,357        0     3,086      3,288      8,715
  Interest Expense, Net    6,919    6,447     1,417      1,662      3,547
Net Income                 8,438   (6,447)    1,669      1,626      5,168
  Less Dividends
   on Preferred Stock        268        0        32         76        160
Net Income Applicable
  to Common Stock          8,170   (6,447)    1,637      1,550      5,008

Weighted Average Common
  Shares Outstanding        4,683,273

Basic Earnings per Share	$1.74

Diluted Earnings per Share	$1.74




UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE

                         Unitil    Unitil     Unitil   Unitil
                         Service   Power      Realty   Resources    Unitil
                         Corp.     Corp.      Corp.    Inc.         Corp.

Operating Revenues:
  Electric                  0     77,007           0        624          0
  Gas                       0          0           0          0          0
  Other                17,618          0       1,501        150          0
     Total Operating
     Revenues          17,618     77,007       1,501        774          0

Operating Expenses:
  Fuel and Purchased
    Power                   0     72,288           0        665          0
  Gas Purchased For
    Resale                  0          0           0          0          0
  Operation and
    Maintenance        14,997      4,947         163        770         91
  Depreciation and
    Amortization        1,196          0         293        103          0
  Provisions for Taxes:
     Local Property
       and Other          721          0         110          9          0
     Federal and
       State Income       262         11         105       (268)        73
       Total Operating
         Expenses      17,176     77,246         671      1,279        164
Operating Income          442       (239)        830       (505)      (164)
  Non-operating
    Expenses               96          0           0          0          0
Income Before
  Interest Expense        346       (239)        830       (505)      (164)
  Interest Expense, Net   346       (296)        610         19     (6,833)
Net Income                  0         57         220       (524)     6,669
  Less Dividends
   on Preferred Stock       0          0           0          0          0
Net Income Applicable
  to Common Stock           0         57         220       (524)     6,669






UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
                                                       Exeter &
                         Consol-             Concord   Hampton    FG&E
                          idated   Elimin-   Electric  Electric   Cons-
  ASSETS:                          ations    Company   Company    olidated

Utility Plant,
  at cost:
  Electric               161,767        0     47,603     58,349    55,815
  Gas                     34,031        0          0          0    34,031
  Common                  21,541        0          0          0     5,363
  Construction
    Work in Process        2,499        0        223        821     1,455
Utility Plant            219,838        0     47,826     59,170    96,664
Less: Accumulated
  Depreciation            66,429        0     14,732     21,597    25,514
    Net Utility Plant    153,409        0     33,094     37,573    71,150

Other Property and
  Investments              5,051  (47,825)        23          1        18

Current Assets:
  Cash                     2,847   (9,269)        75         54        54
  Accounts Receivable, Less
    Allowance for
    Doubtful Accounts     16,630        0      3,541      3,920     8,626
  Accounts Receivable -
    Associated Companies       0  (10,157)         5          1         5
  Taxes Refundable
    (Payable)              1,419        0       (499)       424     1,596
  Materials and
    Supplies               2,503        0        403        366     1,734
  Prepayments                713        0        131        116       310
  Accrued Revenue          2,262        0        568      1,049       814
    Total Current
     Assets               26,374  (19,426)     4,224      5,930    13,139

Noncurrent Assets:
  Regulatory Assets      143,470        0          0          0    143,470
  Prepaid Pension Costs    9,119        0      2,847      3,937      3,297
  Debt Issuance Costs      1,351        0        447        381        387
  Other Noncurrent
    Assets                24,753   (2,797)     4,706      5,040     16,051
    Total Noncurrent
      Assets             178,693   (2,797)     8,000      9,358    163,205

TOTAL                    363,527  (70,048)    45,341     52,862    247,512




UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

                         Unitil    Unitil     Unitil   Unitil
ASSETS:                  Service   Power      Realty   Resources    Unitil
                         Corp.     Corp.      Corp.    Inc.         Corp.

Utility Plant, at cost:
  Electric                    0        0          0          0            0
  Gas                         0        0          0          0            0
  Common                  5,924        0     10,151        103            0
  Construction Work
    in Process                0        0          0          0            0
Utility Plant             5,924        0     10,151        103            0
Less: Accumulated
  Depreciation            3,518        0        968        100            0
    Net Utility Plant     2,406        0      9,183          3            0

Other Property and
  Investments                 0        0          0        584       52,250

Current Assets:
  Cash                      568    6,339          0          7        5,019
  Accounts Receivable, Less
    Allowance for
    Doubtful Accounts        45      415          0         83            0
  Accounts Receivable -
    Associated
    Companies             1,992    6,338          6          0        1,810
  Taxes Refundable
   (Payable)                (65)     (17)        (7)        16          (29)
  Materials and
    Supplies                  0        0          0          0            0
  Prepayments                76        5         64         11            0
  Accrued Revenue             0     (169)         0          0            0
    Total Current
      Assets              2,616   12,911         63        117        6,800

Noncurrent Assets:
  Regulatory Assets           0        0          0          0            0
  Prepaid Pension
    Costs                  (962)       0          0          0            0
  Debt Issuance Costs         0        0        136          0            0
  Other Noncurrent
    Assets                1,676       40       (151)        80          108
    Total Noncurrent
      Assets                714       40        (15)        80          108

TOTAL                     5,736   12,951      9,231        784       59,158




UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

                                                       Exeter &
                         Consol-             Concord   Hampton    FG&E
CAPITALIZATION:          idated   Elimin-   Electric  Electric   Cons-
                                   ations    Company   Company    olidated

  Common Stock Equity    78,675   (47,898)    12,091    13,343     39,605
  Preferred Stock:
   Non-Redeemable,
     Non-Cumulative         225         0        225         0          0
   Redeemable,
     Cumulative           3,532         0        215       977      2,340
   Long-Term Debt,
     Less Current
     Portion             84,966         0     16,000    19,000     43,000
    Total
      Capitalization    167,398   (47,898)    28,531    33,320     84,945

Current Liabilities:
  Long-Term Debt,
    Current Portion       1,191         0          0         0      1,000
  Capitalized Leases,
    Current Portion         902         0          0         0        179
  Accounts Payable       16,515         0         80       205      4,146
  Short-Term Debt        10,500    (9,269)     3,800     4,944      8,567
  A/P - Associated
    Companies                 0    (8,547)     3,327     3,723        964
  Dividends Declared
    and Payable             220    (1,610)       407       356        914
  Refundable Customer
    Deposits              1,302         0        307       721        274
  Interest Payable        1,245         0        164       217        790
  Other Current
    Liabilities           3,042        72        256       136        480
    Total Current
      Liabilities        34,917   (19,354)     8,341    10,302     17,314

Deferred Income Taxes    42,634    (2,796)     7,151     8,549     30,380

Noncurrent Liabilities:
  Power Supply Contract
  Obligations           106,184         0          0         0    106,184
  Capitalized Leases,
    Less Current
    Portion               3,860         0          0         0      2,164
  Other Noncurrent
    Liabilities           8,534         0      1,318       691      6,525
    Total Noncurrent
      Liabilities       118,578         0      1,318       691    114,873

TOTAL                   363,527   (70,048)    45,341    52,862    247,512



UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

                         Unitil    Unitil     Unitil   Unitil
CAPITALIZATION:          Service   Power      Realty   Resources    Unitil
                         Corp.     Corp.      Corp.    Inc.         Corp.

 Common Stock Equity          3      516      1,682      359        58,974
 Preferred Stock:
 Non-Redeemable,
   Non-Cumulative             0        0          0        0             0
 Redeemable, Cumulative       0        0          0        0             0
 Long-Term Debt,
     Less Current
     Portion                  0        0      6,966        0             0
    Total Capitalization      3      516      8,648      359        58,974

Current Liabilities:
  Long-Term Debt,
    Current Portion           0        0        191        0             0
  Capitalized Leases,
    Current Portion         723        0          0        0             0
  Accounts Payable          489   11,410         10      149            26
  Short-Term Debt         1,915        0        374      169             0
  A/P - Associated
    Companies               (82)     472          8      130             5
  Dividends Declared
    and Payable               0        0          0        0           153
  Refundable Customer
    Deposits                  0        0          0        0             0
  Interest Payable           74        0          0        0             0
  Other Current
    Liabilities           1,543      553          0        2             0
    Total Current
      Liabilities         4,662   12,435        583      450           184

Deferred Income Taxes      (625)       0          0      (25)            0

Noncurrent Liabilities:
  Power Supply Contract
    Obligations               0        0          0        0             0
  Capitalized Leases,
    Less Current
    Portion               1,696        0          0        0             0
  Other Noncurrent
    Liabilities               0        0          0        0             0
    Total Noncurrent
      Liabilities         1,696        0          0        0             0

TOTAL                     5,736   12,951      9,231      784        59,158



UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS

                                                       Exeter &
                         Consol-             Concord   Hampton    FG&E
                         idated   Elimin-   Electric  Electric   Cons-
                                   ations    Company   Company    olidated
Cash Flows From
Operating Activities:
 Net Income               8,438   (6,447)      1,669     1,626       5,168
 Adjustments to
   Reconcile Net
   Income to
   Cash Provided by
   Operating Activities:
     Depreciation and
       Amortization      11,412        0       1,598     2,035       6,187
     Deferred Tax
       Provision             72        0         399       414        (866)
     Amortization of
       Investment Tax
       Credit              (322)       0        (106)      (76)       (140)
     Amortization of
       Debt Issuance
       Costs                 60        0          16        14          22
   Changes in Working
     Capital:
      Accounts Receivable  (631)    (989)        (93)     (258)        (81)
      Materials and
        Supplies            459        0           8        38         413
      Prepayments           (94)       0        (564)     (631)        708
      Accrued Revenue    (1,087)       0        (315)     (532)      1,199
      Accounts Payable    5,133    1,068        (105)        6        (382)
      Refundable
        Customer Deposits     9        0          64        81        (104)
      Taxes and
        Interest Payable     41        0         703      (454)       (445)
     Other, Net          (5,182)    (500)         47         8      (4,606)
 Cash provided by
   Operating Activities  18,308   (6,868)      3,321     2,271       7,073

Cash Flows From
 Investing Activities:
  Acquisition of
    Property, Plant,
    Equipment           (15,411)        0     (3,007)   (3,775)     (8,128)
  Proceeds from Sale
    of Electric
    Generating Assets     5,288         0          0         0       5,288
  Acquisition of
    Other Property
    and Investments      (5,008)      500          0         0           0
  Net Cash Used in
    Investing
    Activities          (15,131)      500     (3,007)   (3,775)     (2,840)
Cash Flows Used In
  Financing
  Activities:
  Proceeds From
    (Repayment of )
    Short-Term Debt      (9,500)     (983)       642     2,435     (10,993)
  Proceeds from
    Long-Term Debt       12,000         0          0         0      12,000
  Repayment of
    Long-Term Debt       (1,065)        0          0         0      (1,000)
  Dividends Paid         (6,722)    6,368     (1,144)   (1,164)     (4,330)
  Issuance of
    Common Stock          1,945         0          0         0           0
  Retirement of
    Preferred Stock         (86)        0          0       (21)        (65)
  Repayment of Capital
    Lease Obligations      (985)        0          0         0        (155)
Net Cash (Used In)
  Provided by
  Financing Activities   (4,413)    5,385       (502)    1,250      (4,543)
Net (Decrease)
  Increase in Cash       (1,236)     (983)      (188)     (254)       (310)
Cash at Beginning
  of Year                 4,083    (8,286)       263       308         364
Cash at End of Year       2,847    (9,269)        75        54          54




UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS

                         Unitil    Unitil     Unitil   Unitil
                         Service   Power      Realty   Resources    Unitil
                         Corp.     Corp.      Corp.    Inc.         Corp.
Cash Flows From
Operating Activities:
 Net Income                    0       57         220       (524)     6,669
 Adjustments to
   Reconcile Net
   Income to
   Net Cash Provided
   by Operating Activities:
     Depreciation and
       Amortization        1,196        0         293        103          0
     Deferred Tax
       Provision             173        0         (24)       (24)         0
     Amortization of
     Investment Tax Credit     0        0           0          0          0
     Amortization of
       Debt Issuance Costs     0        0           8          0          0
   Changes in
     Working Capital:
      Accounts Receivable   (159)     (32)         (2)        53        930
      Materials and
        Supplies               0        0           0          0          0
      Prepayments            435        1         (63)        20          0
      Accrued Revenue          0   (1,565)          0        126          0
      Accounts Payable      (656)   5,010         (56)       225         23
      Refundable Customer
        Deposits               0     (32)           0          0          0
      Taxes and
        Interest Accrued     234      11           (4)       (10)         6
      Other, Net             489    (688)           0        426       (358)
  Net Cash provided
    by Operating
    Activities             1,712   2,762          372        395      7,270

Cash Flows From
Investing Activities:
  Acquisition of
    Property, Plant,
    Equipment               (348)      0          (47)      (106)         0
  Proceeds from Sale
    of Electric
    Generating Assets          0       0            0           0         0
  Acquisition of
    Other Property
    and Investments            0       0            0        (584)   (4,924)
  Net Cash Used in
  Investing Activities      (348)      0          (47)       (690)   (4,924)

Cash Flows From
  Financing Activities:
  Proceeds From
    (Repayment of )
     Short-Term Debt        (509)      0         (260)        168         0
  Proceeds from
    Long-Term Debt             0       0            0           0         0
  Repayment of
    Long-Term Debt             0       0          (65)          0         0
  Dividends Paid               0       0            0           0    (6,452)
  Issuance of
    Common Stock               0       0            0           0     1,945
  Retirement of
    Preferred Stock            0       0            0           0         0
  Repyament of Capital
    Lease Obligations       (830)      0            0           0         0
  Net Cash Used in
    Financing Activities  (1,339)      0         (325)        168    (4,507)
Net Increase
  (Decrease) in Cash          25   2,762            0        (127)   (2,161)
Cash at Beginning
  of Year                    543  3,577             0         134     7,180
Cash at End of Year          568  6,339             0           7     5,019




UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                                                       Exeter &
                         Consol-              Concord   Hampton    FG&E
                         idated     Elimin-   Electric  Electric   Cons-
                                    ations    Company   Company    olidated

Retained Earnings,
  Beginning of Year       36,401    (17,711)   8,985      9,824    17,511

  Additions:
   Net Income, Excluding
    Dividends Received     8,438          0    1,669      1,626     5,168
    Dividends Received
     From Subsidiaries         0     (6,447)       0          0         0
  Total Additions          8,438     (6,447)   1,669      1,626     5,168

  Deductions:
    Dividends Declared:
      Preferred Stock
       of Subsidiaries       268          0       32         76       160
      Common Stock of
        Subsidiaries           0     (6,447)   1,213      1,201     4,033
      Common Stock
        of Registrant      6,442          0        0          0         0
  Total Deductions         6,710     (6,447)   1,245      1,277     4,193

Retained Earnings,
  End of Year             38,129    (17,711)   9,409     10,173    18,486




UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                         Unitil    Unitil     Unitil   Unitil
                         Service   Power      Realty   Resources    Unitil
                         Corp.     Corp.      Corp.    Inc.         Corp.

Retained Earnings,
Beginning of Year           2       358       1,136      (218)     16,514

  Additions:
  Net Income, Excluding
    Dividends Received      0        57         220      (524)        222
    Dividends Received
     From Subsidiaries      0         0           0         0       6,447
  Total Additions           0        57         220      (524)      6,669

  Deductions:
    Dividends Declared:
      Preferred Stock
        of Subsidiaries     0         0           0          0          0
      Common Stock of
        Subsidiaries        0         0           0          0          0
      Common Stock of
        Registrant          0         0           0          0      6,442
   Total Deductions         0         0           0          0      6,442
Retained Earnings,
End of Year                 2       415       1,356       (742)    16,741




EXHIBITS

Exhibit A.	A copy of Unitil Corporation's Annual Report and Form
                10-K and Form 10-K/A for the year ended December 31, 1999 (Incorporated herein by reference to File No. 1-8858 and File No. 1-7536, respectively)
Exhibit B.

Exhibit No.     Description of Exhibit                         Reference

B-1		Unitil Corporation

B -1(a)         Certificate of Incorporation                   Exhibit B-1(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-1(b)          Amendment to Certificate of Incorporation      Exhibit B-1(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-1(c)          Articles of Incorporation                      Exhibit B-1(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-1(d)          Articles of Amendment to Articles of           Exhibit B-1(d)
                Incorporation                                  Form U5B
                                                               File No. 30 - 1

B-1(e)          By - Laws                                      Exhibit B-1(e)
                                                               Form U5B
                                                               File No. 30 - 1

B-2		Concord Electric Company

B-2(a)          Charter (Articles of Association) and          Exhibit B-2(a)
                Amendments thereto                             Form U5B
                                                               File No. 30 - 1

B-2(b)          By - Laws                                      Exhibit B-2(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-3		Exeter & Hampton Electric Company

B-3(a)          Charter (Articles of Association) and          Exhibit B-3(a)
                Amendments thereto                             Form U5B
                                                               File No. 30 - 1

B-3(b)          By - Laws                                      Exhibit B-3(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-4		Fitchburg Gas and Electric Light Company

B-4(a)          Articles of Incorporation and Amendments       Exhibit B-4(a)
                thereto                                        Form U5B
                                                               File No. 30 - 1

B-4(b)          By - Laws                                      Exhibit B-4(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-5		Fitchburg Energy Development Company

B-5(a)          Certificate of Incorporation                   Exhibit B-5(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-5(b)          By - Laws                                      Exhibit B-5(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-6		Unitil Power Corp.

B-6(a)          Certificate of Incorporation                   Exhibit B-6(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-6(b)          Articles of Incorporation                      Exhibit B-6(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-6(c)          Statement of Change of Registered Office       Exhibit B-6(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-6(d)          By - Laws                                      Exhibit B-6(d)
                                                               Form U5B
                                                               File No. 30 - 1
B-7		Unitil Realty Corp.

B-7(a)          Certificate of Incorporation                   Exhibit B-7(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-7(b)          Articles of Incorporation                      Exhibit B-7(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-7(c)          By - Laws                                      Exhibit B-7(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-8		Unitil Service Corp.

B-8(a)          Certificate of Incorporation                   Exhibit B-8(a)
                                                               Form U5B
                                                               File No. 30 - 1

B-8(b)          Articles of Incorporation                      Exhibit B-8(b)
                                                               Form U5B
                                                               File No. 30 - 1

B-8(c)          By - Laws                                      Exhibit B-8(c)
                                                               Form U5B
                                                               File No. 30 - 1

B-9		Unitil Resources, Inc.

B-9(a)          Certificate of Incorporation                   Exhibit B-9(a)
                                                               1993 Form U5S
                                                               File No. 30 - 1

B-9(b)          Articles of Incorporation and                  Exhibit B-9(b)
                Addendum to Articles of Incorporation          1993 Form U5S
                                                               File No. 30 - 1

B-9(c)          By - Laws                                      Exhibit B-9(c)
                                                               1993 Form U5S
                                                               File No. 30 - 1
Exhibit C

(a)	INDENTURES

Exhibit No.                   Description of Exhibit            Reference
C-1     Indenture of Mortgage and Deed of Trust dated          Exhibit C-1
        July 15, 1958 of Concord Electric Company (CECO)       Form U5B
        relating to First Mortgage Bonds, and relating to      File No. 30 - 1
        all series unless supplemented.

C-2     First Supplemental Indenture dated January 15, 1968    Exhibit C-2
        relating to CECO's First Mortgage Bonds, Series C,     Form U5B
        6 3/4% due January 15 1998 and all additional series   File No. 30 - 1
        unless supplemented.

C-3     Second Supplemental Indenture dated November 15, 1971  Exhibit C-3
        relating to CECO's First Mortgage Bonds, Series D,     Form U5B
        8.70% due November 15, 2001 and all prior and          File No. 30 - 1
        additional series unless supplemented.

C-4     Fourth Supplemental Indenture dated March 28, 1984     Exhibit C-4
        relating to CECO's First Mortgage Bonds, amending      Form U5B
        certain provisions of the Original Indenture as        File No. 30 - 1
        supplemented and all additional series unless supplemented.

C-5     Sixth Supplemental Indenture dated October 29, 1987    Exhibit C-5
        relating to CECO's First Mortgage Bonds, Series G,     Form U5B
        9.85% due October 15, 1997 and all additional series   File No. 30 - 1
        unless supplemented.

C-6     Seventh Supplemental Indenture dated August 29, 1991   Exhibit C-6
        relating to CECO's First Mortgage Bonds, Series H,     Form U5B
        9.43% due September 1, 2003 and all series unless      File No. 30 - 1
        supplemented.

C-7     Eighth Supplemental Indenture dated October 14, 1994   Exhibit 4.8
        relating to CECO's First Mortgage Bonds, Series I,     1994 Form 10-K
        8.49% due October 14, 2024 and all additional series   File No. 1-8858
        unless supplemented.

C-8     Indenture of Mortgage and Deed of Trust dated          Exhibit C-7
        December 1, 1952 of Exeter & Hampton Electric Company  Form U5B
        (E&H) relating to all series unless supplemented.      File No. 30 - 1

C-9     Third Supplemental Indenture dated June 1, 1964        Exhibit C-8
        relating to E&H's First Mortgage Bonds, Series D,      Form U5B
        4 3/4% due June 1, 1994 and all additional series      File No. 30 - 1
        unless supplemented.

C-10    Fourth Supplemental Indenture dated January 15, 1968   Exhibit C-9
        relating to E&H's First Mortgage Bonds, Series E,      Form U5B
        6 3/4% due January 15, 1998 and all additional series File No. 30 - 1 unless supplemented.

C-11    Fifth Supplemental Indenture dated November 15, 1971   Exhibit C-10
        relating to E&H's First Mortgage Bonds, Series F,      Form U5B
        8.70% due November 15, 2001 and all additional series File No. 30 - 1 unless supplemented.

C-12    Sixth Supplemental Indenture dated April 1, 1974       Exhibit C-11
        relating to E&H's First Mortgage Bonds, Series G,      Form U5B
        8 7/8% due April 1, 2004 and all additional series     File No. 30 - 1
        unless supplemented.

C-13    Seventh Supplemental Indenture dated December 15, 1977 Exhibit C-12
        relating to E&H's First Mortgage Bonds, Series H,      Form U5B
        8.50% due December 15, 2002 and all additional series File No. 30 - 1 unless supplemented.

C-14    Eighth Supplemental Indenture dated October 28, 1987   Exhibit C-13
        relating to E&H's First Mortgage Bonds, Series I,      Form U5B
        9.85% due October 15, 1997 and all additional series   File No. 30 - 1
        unless supplemented.

C-15    Ninth Supplemental Indenture dated August 29, 1991     Exhibit C-14
        relating to E&H's First Mortgage Bonds, Series J,      Form U5B
        9.43% due September 1, 2003 and all additional series File No. 30 - 1 unless supplemented.

C-16    Tenth Supplemental Indenture dated October 14, 1994    Exhibit 4.17
        relating to E&H's First Mortgage Bonds, Series K,      1994 Form 10-K
        8.49% due October 14, 2024 and all additional series   File No. 1-8858
        unless supplemented.

C-17    Purchase Agreement dated March 20, 1992 for the 8.55%  Exhibit C-20
        Senior Note due March 31, 2004.                        Form U5B
                                                               File No. 30 - 1

C-18    Loan Agreement dated October 24, 1988 with ComPlan,    Exhibit C-21
        Inc. in connection with UNITIL Realty Corp. (Realty)   Form U5B
        borrowing to acquire and renovate facilities in        File No. 30 - 1
        Exeter, New Hampshire; and related Assignment and
        Consent Agreement between Realty, ComPlan, Inc. and the tenants, UNITIL Service Corp. and E&H.

C-19    Purchase Agreement dated November 30, 1993 for the     Exhibit 4.18
        6.75% Notes due November 30, 2023.                     1993 Form 10-K
                                                               File No. 1-8858

C-20    Note Purchase Agreement dated July 1, 1997 for the     Exhibit 4.22
        8.0% Senior Secured Notes due August 1, 2017           to Form 10-K
                                                               for 1997


C-21    Eleventh Supplemental Indenture dated September 1,     Exhibit 4.23
        1998 relating to E&H's First Mortgage Bonds Series L   to Form 10-K
        6.96% due September 1, 2028.                           for 1998

C-22    Ninth Supplemental Indenture dated September 1, 1998   Exhibit 4.22
        relating to CECo's First Mortgage Bonds Series J       to Form 10-K
        6.96% due September 1, 2028.                           for 1998

C-23	FG&E Note Agreement dated January 26, 1999 for
        the 7.37% Notes due January 15, 2028.                  Exhibit 4.25
                                                               to Form 10-K
                                                               for 1999



Exhibit D	Tax Allocation Agreement

        AGREEMENT made as of September 10, 1985, among Concord Electric Company, a New Hampshire corporation, Exeter & Hampton Electric Company, a New Hampshire corporation, UNITIL Service Corp., a New Hampshire corporation, and UNITIL
Power Corp., a New Hampshire corporation, and UNITIL Corporation ('UNITIL"), a New Hampshire corporation, ("AFFILIATE" companies or collectively, the "AFFILIATES"). Whenever it is intended to include UNITIL in the context of the affiliated group, the term "CONSOLIDATED AFFILIATE" or "CONSOLIDATED AFFILIATES" may be used, and when reference is to the affiliated group as a collective tax paying unit the term "Group" may be used.

	WHEREAS, UNITIL owns at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the AFFILIATES: each of the CONSOLIDATED AFFILIATES is a member of the affiliated group within the meaning of section 1504 of the Internal Revenue Code of 1954, as amended (the "Code"), of which UNITIL is the common parent corporation; and UNITIL proposes to include each of the AFFILIATES in filing a consolidated income tax return for the calendar year 1985;

	NOW, THEREFORE, UNITIL and the AFFILIATES agree as follows:

1.	Consolidated Return Election.  If at any time and from time to time
UNITIL so elects, each of the AFFILIATES will join in the filing of a consolidated Federal income tax return for the calendar year 1985 and for any subsequent period for which the Group is required of permitted to file such a return. UNITIL and its affiliates agree to file such consents, elections and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Section 1. Any period for which any of the AFFILIATES is included in a consolidated Federal income tax return filed by UNITIL is referred to in the Agreement as a "Consolidated Return Year".


2.	AFFILIATES' Liability to UNITIL for Consolidated Return Year.  Prior to
the filing of each consolidated return by UNITIL each of the AFFILIATES included therein shall pay to UNITIL the amount, if any, on the Federal income tax for which the AFFILIATES would have been liable for that year, computed in accordance with Treasury Regulations, section 1.1552-1(a)(2)(ii) as though that AFFILIATE had filed a separate return for such year, giving the effect to any net operating loss carryovers, capital loss carryovers, investment tax credit carryovers, foreign tax carryovers or other similar items, incurred by that AFFILIATE for any period ending on or before the date of this Agreement.

	The foregoing allocation of Federal income tax liability is being made in accordance with Treasury Regulations, sections 1.1552-1(a)(2) and 1.1502-33(d)(2)(ii), and no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted under Treasure Regulations, section 1.1502-33(d)(2)(ii). Accordingly, after taking into account the allocable portion of the Group's Federal income tax liability, no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted in accordance with Treasury Regulations, section 1.1502-33(d)(2)(ii).

3.	UNITIL Liability to Each Affiliate for Consolidated Return Year.  If
for any Consolidated Return Year, any AFFILIATE included in the consolidated return filed by UNITIL for such year has available a net operating loss, capital loss, foreign tax credit, investment tax credit or similar items (computed by taking into account carryovers of such items from periods ending on or before the date of this Agreement) that reduces the consolidated tax liability of the Group below the amount that would have been payable if that AFFILIATE did not have such item available, UNITIL shall pay the amount of the reduction attributable to such AFFILIATE prior to the filing of the consolidated return for such year.

	The amount of the reduction shall be equal to a portion of the excess of (i) the total of the separate return tax liabilities of each of the CONSOLIDATED AFFILIATES computed in accordance with Section 2 of this Agreement, over (ii) the Federal income tax liability of the Group for the year. The portion of such reduction attributable to an AFFILIATE shall be computed by multiplying the total reduction by a fraction, the numerator of which is the value of the tax benefits contributed by the AFFILIATE to the Group and the denominator of which is the value of the total value of such benefits contributed by all CONSOLIDATED AFFILIATES during the year.

	For purposes of the foregoing paragraph a deduction of credit generated by a CONSOLIDATED AFFILIATE which is in excess of the amount required to eliminate its separate tax return liability but which is utilized in the computation of the Federal income tax liability of the Group shall be deemed to be a tax benefit contributed by the CONSOLIDATED AFFILIATE to the Group.
The value of a deduction which constitutes such a benefit shall be determined by applying the current corporate income tax rate, presently 46 percent, to the amount for the deduction. The value of a credit that constitutes such a benefit shall be the tax savings, currently 100 percent thereof. The value of capital losses used to offset capital gains shall be computed at the then current rate applicable to capital gains for corporations.

4.	Payment of Estimated Taxes.  Prior to the paying and filing of estimated consolidated tax declaration by UNITIL, each of the AFFILIATES included in such estimated tax declaration shall pay to UNITIL the amount, if any, of the estimated Federal income tax for which the AFFILIATE would have been liable for that year, computed as though that AFFILIATE had filed a separate estimated tax declaration for such year.

5.	Tax Adjustments.  In the event of any adjustments to the consolidated tax return as filed (by reason of an amended return, a claim for refund of an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Sections 2, 3, and 4 shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between UNITIL and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest.

	Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to UNITIL in proportion to the increase in such AFFILIATE'S separate return tax liability that is required to be paid to UNITIL, as computed under Section 2.

6.	Subsidiaries of Affiliates.  If at any time, any of the AFFILIATES acquire or creates one or more subsidiary corporations that are includable corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

7.	Successors.  This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of UNITIL or any of the AFFILIATES succeeding to the tax attributes of such corporation under
Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

8.	Affiliates' Liability for Separate Return Years.  If any of the
AFFILIATES leaves the Group and files separate Federal income tax returns, within 120 days of the end of each of the first fifteen taxable years for which it files such returns, it shall pay to UNITIL the excess, if any, of (A)
Federal income tax that such AFFILIATE would have paid for such year (on a separate return basis giving the effect to its net operating loss carryovers) if it never had been a member of the Group, over (B) the amount of Federal income tax such AFFILIATE has actually paid or will actually pay for such years.

9.	Examples of Calculations.  Attached hereto and made part hereof , as
"Appendix A to Tax Sharing Agreement By and Between UNITIL Corporation and Its Affiliated Companies", are illustrated examples of the matters contained herein.




IN WITNESS WHEREOF, the duly authorized representatives of the parties hereto have set their hands this tenth day of September, 1985.

UNITIL  CORPORATION

By  /s/ Michael J. Dalton
its President

EXETER & HAMPTON ELECTRIC COMPANY

By  /s/ Michael J. Dalton
its President

CONCORD ELECTRIC COMPANY

By  /s/  Douglas K. Macdonald
its President

UNITIL POWER CORP.

By  /s/ Michael J. Dalton
its President

UNITIL SERVICE CORP.

By  /s/ Peter J. Stulgis
its President

APPENDIX A TO TAX SHARING AGREEMENT
BY AND BETWEEN UNITIL CORPORATION AND ITS
AFFILIATED COMPANIES

	The allocation agreement follows the Internal Revenue Service Regulations for "basic" and "supplemental" allocation of consolidated return liability and benefits.

	The "basic" method used to allocate UNITIL'S liability shown on the consolidated return is provided by Internal Revenue Code Section 1552(a) and provides for allocation based on the amount of tax liability calculated on a separate return basis.

	The "supplemental" method provides that the tax savings of credits and deductions in excess of the amount of the individual company can use, but which can be used in consolidations, is allocated among the members supplying the savings and the benefiting members reimburse them.

	For example, assume that a three member group has consolidated tax liability of $200,000 and $100,000 respectively. The individual members, A, B, and C have separate return taxable income (loss) of $150,000, $100,000, and $(50,000) and the individual members have separate return liabilities of $75,000, $50,000, and none, respectively. (Loss members are deemed to have a zero tax liability.) Under the proposed method, the Individual tax liability and benefit is allocated as follows:

Member                               A                B               C
Taxable Income (Loss)             $150,000        $100,000        $(50,000)
Separate Tax Liability              75,000          50,000            none
Percent of Total ($125,000)             60%             40%              0%
Consolidated Tax Allocation         60,000          40,000            none
Separate Tax Liability              75,000          50,000               0
Less Consolidated Tax               60,000          40,000               0
                                    15,000          10,000               0
                                       100%            100%
Supplemental Allocation             15,000          10,000               0
Benefits paid to C                $(15,000)       $(10,000)       $(25,000)


        Regulation 1.1502-33(d) provides the "supplemental" method of allocating tax liability in order to permit members to receive reimbursement for contributing tax deductions or credits to the group. The method adopted by the Company and outlined at Regulation 1.1502-33(2)(ii) provides for immediate reimbursement for the tax year involved. The steps are as follows:

(1)	Tax liability is allocated to the members by the basic method outlined above.
(2)	Each member with a separate company tax will be allocated 100% of the excess of its separate return liability over its share of the consolidated liability under step (1).
(3)	The amounts allocated to benefiting members under Step 2 are credited to the members supplying the capital losses, deductions, credits or other items
to which the savings are attributable.   For this purpose an amount generated
by a member which is in its own separate return tax liability and which is utilized in the computation of the Federal income tax liability of the group shall be deemed to be a tax benefit contributed by the member to the group.

	In some years the Step 2 savings to be credited may be less than the total tax savings items available for use. In such a case, the savings shall be attributed to tax savings items in the order that they are used on the consolidated return and in an amount equal to the savings actually realized.

	Under this method, capital losses would normally be used first to the extent there are capital gains, since these items are netted in order to reach income, and are used before any deductions or credits are taken into account. The value of the capital loss would be the current rate of tax for capital gain income of the loss. The next item to be used would be deductions resulting in a current year operating loss, and these would be valued at the marginal rate of tax on the income they offset. This is normally 46 percent under current law, but would be less for income under $100,000, which falls in to the graduated tax brackets under Reg.1.1502-33(d)(2), the amount of each graduated rate bracket is apportioned equally by dividing that amount by the number of corporations that where members of the group. Additionally, an alternative is to allocate the amount of each graduated rate bracket based on an election made be each of the companies' and including with that year's tax return. Operating loss carryovers would be used next, and finally credits would be used. Credits will be valued at 100 percent, since they result in dollar for dollar savings. Where the total amount of an item is not used, the savings will be allocated to each member in proportion to his share of the total of that benefit available from all members of the consolidated group.

(4)	Benefiting members will reimburse the other members prior to the filing of the consolidated tax return.

	A more complicated Situation is presented when there are several loss companies. Assume that the facts are the same as above except that there are three loss companies: C, D, and E with the following tax savings items:

                                    C         D             E
Capital Loss                          0      5,000          0
Current Operating Loss            5,000          0      3,000
Operating Loss Carryover              0     10,000          0
Credits                           4,000      8,000      4,000


Allocation of the $25,000 benefit from Step 2 would proceed as follows:

                                    C         D             E        Remaining
                                                                     Benefit
Capital Gains @ 28%                 0       1,400           0        23,600
Current Operating Loss
 Offsetting 46% Income          2,300           0       1,380        19,920
Operating Loss Carryover
 Offsetting 46% Income                      4,600                    15,320
Credits @ 100% (proportionate)  3,830       7,600       3,830             0
Total Allocated                 6,130      13,660       5,210             0





	Thus companies A and B would reimburse C, D and E for the above amounts. There will be credit carryovers for C, D, and E of $170, $340, and $170, respectively.


Separate Return Liability

	The Allocations and reimbursements outline above use the concept of a "separate return tax liability" as a starting point for allocations. This liability is the amount which a member of the affiliated group would pay of it filed a separate return. It is calculated in three basic steps.

(1)	The rules for consolidated return deferred accounting, inventory adjustments, basis determination, basis adjustments, excess losses, earnings and profits, and obligations of members must be applied.
(2)	Intercompany dividends are eliminated and no dividend received or paid deduction is allowed on intercompany dividends.
(3)	Adjustments are made for specific items used in the consolidated return which must be divided by some equitable method among the members.
	 The third step is the subject of this part of the Appendix. Two different approaches may be taken for the apportionment of the limits, deductions, and exemptions used to reach tax liability.

	It is recognized that each company is a part of an affiliated group, and that all credits, deductions and limitations must be apportioned in some equitable manner.

Specific Apportionments
(1)	Carryovers.  On a consolidated basis, items such as operating losses, capital losses, and contributions will be used first from the current year and then carried forward from the oldest year forward until exhausted. It is the intention of the Tax Sharing Agreement, for allocation and reimbursement purposes, that a member shall use its own carryovers first before it is required to reimburse another member for use of its carryover in consolidation, without regard for the fact that the tax regulations for consolidated returns may require a different order.
(2)	Contribution Deduction.  The amount of the contribution deduction is limited to 10% of consolidated taxable income. Thus the amount allowable may exceed the actual contributions. In order to avoid having a consolidated contribution carryover which is not owned by a member, each member agrees that its deduction be limited to its proportionate share on a separate return basis of the consolidated contribution deduction in a given year, rather than 10% of its separate return income, and that any contribution in excess of such amount be treated as its own carryover.
If the consolidated deduction is greater than the separate deductions of the profitable members (thus permitting a deduction for contributions of a loss member) the excess allowable deduction will be allocated to the loss members in proportion to the excess allowable over their available contributions.

Contribution Illustration

Example A                           A          B         C         Consolidated
Income before contributions     12,000       100      (5,600)        6,500
Contributions -  current           400        25         100
              -  carryover         300        25
              -  available         700        50         100
10% Limit                                                              650
Allowable on SR basis            1,200        10
Allowable by agreement             644         6
Carryover by agreement
              - current              0        19         100
              - prior               56        25
Taxable income                  11,356        94      (5,600)        5,850

Example B                           A          B         C         Consolidated
Income before contributions     12,000      (100)     (5,400)        6,500
Contributions - current only       200        50         200
10% Limit                                                              650
Available on SR basis              200                                 200
Excess deduction allowable                                             250
Allocation by agreement                       50         200
Carryover by agreement                        50         200
Taxable income                  11,800      (150)     (5,600)        6,050


(3)	Tax Brackets.  The members agree that the brackets will first be applied equally to the members with ordinary income. If the allocated amount exceeds income, the excess can be reapplied equally to the other members with remaining income.
(4)	I.T.C. Limitation.   The limitation on 100% utilization of investment
tax credit provided by Internal Revenue Code S46(a)(3), currently $25,000, will be allocated equally among the members with tax liability and available credits, with any excess to be allocated equally to those with remaining liability and credits.
(5)	I.T.C. Limit for Used Property.  The limitations on used property cost deemed eligible for investment credit, currently $215,000, will be allocated equally among the companies that have used property acquisitions with a ten year recovery life in any year. If a member is unable to utilize all of its allocated amount the excess will be allocated proportionately to the members with used property acquisitions in excess of their allocated share. If there are insufficient ten year recovery life assets, the remainder will be allocated to five year recovery life assets in a similar manner. Likewise, if there are not enough ten and five year recovery life assets, the remainder of the
$100,000 limitation will be allocated equally to members having three year recovery life used property additions.
(6)	Future Developments.  Any credits, deductions, or other items established by future legislation will be allocated in a manner consistent with the above methods.
	The foregoing examples are for illustrative purposes and are not intended to cover all possible situations that may arise.


Exhibit E	Other Documents - None

Exhibit F	Supporting Schedules







Report of Independent Public Accounts

To Unitil Corporation

We have audited the consolidated balance sheet and consolidated statement of capitalization of Unitil Corporation and subsidiaries (the "Company") as of December 31, 1999, and the related consolidated statement of earnings, cash flows and changes in common stock equity for the year then ended, included in the 1999 annual report to the shareholders and incorporated by reference in this Form U5S. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unitil Corporation and subsidiaries as of December 31, 1999, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

							Grant Thornton LLP

Boston, Massachusetts
February 7, 2000

Exhibit G	Financial Data Schedules - See Exhibits 27.1 through 27.5

Exhibit G 27.1

[ARTICLE]                                       OPUR1
[MULTIPLIER]                                    1,000
[FISCAL-YEAR-END]                               DEC-31-1999
[PERIOD-START]					JAN-01-1999
[PERIOD-END]					DEC-31-1999
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       153,409
[TOTAL-CURRENT-ASSETS]				26,374
[TOTAL-DEFERRED-CHARGES]			178,693
[OTHER-ASSETS]					5,051
[TOTAL-ASSETS]					363,527
[COMMON]                                        40,352
[CAPITAL-SURPLUS-PAID-IN]                       194
[RETAINED-EARNINGS]				38,129
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  78,675
[PREFERRED-MANDATORY]				3,532
[PREFERRED]					225
[LONG-TERM-DEBT-NET]				84,966
[SHORT-TERM-NOTES]				10,500
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   1,191
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			3,860
[LEASES-CURRENT]                                902
[OTHER-ITEMS-CAPITAL-AND-LIAB]			179,676
[TOT-CAPITALIZATION-AND-LIAB]			363,527
[GROSS-OPERATING-REVENUE]			172,373
[INCOME-TAX-EXPENSE]				4,047
[OTHER-OPERATING-EXPENSES]			152,918
[TOTAL-OPERATING-EXPENSES]			156,965
[OPERATING-INCOME-LOSS]				15,408
[OTHER-INCOME-NET]				(51)
[INCOME-BEFORE-INTEREST-EXPEN]                  15,357
[TOTAL-INTEREST-EXPENSE]			6,919
[NET-INCOME]					8,438
[PREFERRED-STOCK-DIVIDENDS]			268
[EARNINGS-AVAILABLE-FOR-COMM]			8,170
[COMMON-STOCK-DIVIDENDS]			6,442
[TOTAL-INTEREST-ON-BONDS]			6,477
CASH-FLOW-OPERATIONS>				18,308
[EPS-BASIC]					1.74
[EPS-DILUTED]					1.74






Exhibit G 27.2

[ARTICLE]                                       OPUR1
[SUBSIDIARY]                                    EXETER & HAMPTON ELECTRIC
[NUMBER]                                        02
[MULTIPLIER]                                    1,000
[FISCAL-YEAR-END]                               DEC-31-1999
[PERIOD-START]					JAN-01-1999
[PERIOD-END]					DEC-31-1999
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       37,573
[TOTAL-CURRENT-ASSETS]				5,930
[TOTAL-DEFERRED-CHARGES]			9,358
[OTHER-ASSETS]					1
[TOTAL-ASSETS]					52,862
[COMMON]                                        2,186
[CAPITAL-SURPLUS-PAID-IN]                       1,250
[RETAINED-EARNINGS]				9,907
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  13,343
[PREFERRED-MANDATORY]				977
[PREFERRED]					0
[LONG-TERM-DEBT-NET]				19,000
[SHORT-TERM-NOTES]				4,944
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   0
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			0
[LEASES-CURRENT]                                0
[OTHER-ITEMS-CAPITAL-AND-LIAB]			14,598
[TOT-CAPITALIZATION-AND-LIAB]			52,862
[GROSS-OPERATING-REVENUE]			50,820
[INCOME-TAX-EXPENSE]				594
[OTHER-OPERATING-EXPENSES]			46,936
[TOTAL-OPERATING-EXPENSES]			47,530
[OPERATING-INCOME-LOSS]				3,290
[OTHER-INCOME-NET]				(2)
[INCOME-BEFORE-INTEREST-EXPEN]                  3,288
[TOTAL-INTEREST-EXPENSE]			1,662
[NET-INCOME]					1,626
[PREFERRED-STOCK-DIVIDENDS]			76
[EARNINGS-AVAILABLE-FOR-COMM]                   1,550
[COMMON-STOCK-DIVIDENDS]			1,201
[TOTAL-INTEREST-ON-BONDS]			1,460
[CASH-FLOW-OPERATIONS]				2,271
[EPS-BASIC]					7.95
[EPS-DILUTED]					7.95

Exhibit G 27.3

[ARTICLE]                                       OPUR1
[SUBSIDIARY]					CONCORD ELECTRIC COMPANY
[NUMBER]                                        01
[MULTIPLIER]                                    1,000
[FISCAL-YEAR-END]                               DEC-31-1999
[PERIOD-START]					JAN-01-1999
[PERIOD-END]					DEC-31-1999
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       33,094
[TOTAL-CURRENT-ASSETS]				4,224
[TOTAL-DEFERRED-CHARGES]			8,000
[OTHER-ASSETS]					23
[TOTAL-ASSETS]					45,341
[COMMON]                                        1,670
[CAPITAL-SURPLUS-PAID-IN]                       1,250
[RETAINED-EARNINGS]				9,171
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  12,091
[PREFERRED-MANDATORY]				215
[PREFERRED]					225
[LONG-TERM-DEBT-NET]				16,000
[SHORT-TERM-NOTES]				3,800
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   0
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			0
[LEASES-CURRENT]                                0
[OTHER-ITEMS-CAPITAL-AND-LIAB]			13,010
[TOT-CAPITALIZATION-AND-LIAB]			45,341
[GROSS-OPERATING-REVENUE]			46,143
[INCOME-TAX-EXPENSE]				594
[OTHER-OPERATING-EXPENSES]			42,463
[TOTAL-OPERATING-EXPENSES]			43,057
[OPERATING-INCOME-LOSS]				3,086
[OTHER-INCOME-NET]				0
[INCOME-BEFORE-INTEREST-EXPEN]                  3,086
[TOTAL-INTEREST-EXPENSE]			1,417
[NET-INCOME]					1,669
[PREFERRED-STOCK-DIVIDENDS]			32
[EARNINGS-AVAILABLE-FOR-COMM]			1,637
[COMMON-STOCK-DIVIDENDS]			1,245
[TOTAL-INTEREST-ON-BONDS]			1,205
[CASH-FLOW-OPERATIONS]				3,321
[EPS-BASIC]					12.43
[EPS-DILUTED]					12.43


Exhibit G 27.4

[ARTICLE]                                       OPUR1
[SUBSIDIARY]                                    FITCHBURG GAS AND ELECTRIC
[NUMBER]                                        03
[MULTIPLIER]                                    1,000
[FISCAL-YEAR-END]                               DEC-31-1999
[PERIOD-START]					JAN-01-1999
[PERIOD-END]					DEC-31-1999
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       71,150
[TOTAL-CURRENT-ASSETS]				13,139
[TOTAL-DEFERRED-CHARGES]			163,205
[OTHER-ASSETS]					18
[TOTAL-ASSETS]					247,512
[COMMON]                                        22,177
[CAPITAL-SURPLUS-PAID-IN]                       0
[RETAINED-EARNINGS]				17,428
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  39,605
[PREFERRED-MANDATORY]				2,340
[PREFERRED]					0
[LONG-TERM-DEBT-NET]				43,000
[SHORT-TERM-NOTES]				8,567
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   1,000
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			2,164
[LEASES-CURRENT]                                179
[OTHER-ITEMS-CAPITAL-AND-LIAB]			150,657
[TOT-CAPITALIZATION-AND-LIAB]			247,512
[GROSS-OPERATING-REVENUE]			73,206
[INCOME-TAX-EXPENSE]				2,676
[OTHER-OPERATING-EXPENSES]			61,862
[TOTAL-OPERATING-EXPENSES]			64,538
[OPERATING-INCOME-LOSS]				8,668
[OTHER-INCOME-NET]				47
[INCOME-BEFORE-INTEREST-EXPEN]                  8,715
[TOTAL-INTEREST-EXPENSE]			3,547
[NET-INCOME]					5,168
[PREFERRED-STOCK-DIVIDENDS]			160
[EARNINGS-AVAILABLE-FOR-COMM]			5,008
[COMMON-STOCK-DIVIDENDS]			4,193
[TOTAL-INTEREST-ON-BONDS]			3,236
[CASH-FLOW-OPERATIONS]				7,073
[EPS-BASIC]					4.02
[EPS-DILUTED]					4.02

Exhibit G 27.5

[ARTICLE]                                       OPUR1
[SUBSIDIARY]					UNITIL POWER CORP.
[NUMBER]                                        04
[MULTIPLIER]                                    1,000
[FISCAL-YEAR-END]                               DEC-31-1999
[PERIOD-START]					JAN-01-1999
[PERIOD-END]					DEC-31-1999
[PERIOD-TYPE]					YEAR
[BOOK-VALUE]					PER-BOOK
[TOTAL-NET-UTILITY-PLANT]                       0
[OTHER-PROPERTY-AND-INVEST]			0
[TOTAL-CURRENT-ASSETS]				12,911
[TOTAL-DEFERRED-CHARGES]			40
[OTHER-ASSETS]					0
[TOTAL-ASSETS]					12,951
[COMMON]                                        152
[CAPITAL-SURPLUS-PAID-IN]                       0
[RETAINED-EARNINGS]				364
[TOTAL-COMMON-STOCKHOLDERS-EQ]                  516
<PREFERRED- MANDATORY>				0
[PREFERRED]					0
[LONG-TERM-DEBT-NET]				0
[SHORT-TERM-NOTES]				0
[LONG-TERM-NOTES-PAYABLE]			0
[COMMERCIAL-PAPER-OBLIGATIONS]                  0
[LONG-TERM-DEBT-CURRENT-PORT]                   0
[PREFERRED-STOCK-CURRENT]			0
[CAPITAL-LEASE-OBLIGATIONS]			0
[LEASES-CURRENT]                                0
[OTHER-ITEMS-CAPITAL-AND-LIAB]			12,435
[TOT-CAPITALIZATION-AND-LIAB]			12,951
[GROSS-OPERATING-REVENUE]			77,007
[INCOME-TAX-EXPENSE]				11
[OTHER-OPERATING-EXPENSES]			77,235
[TOTAL-OPERATING-EXPENSES]			77,246
[OPERATING-INCOME-LOSS]				-239
[OTHER-INCOME-NET]				0
[INCOME-BEFORE-INTEREST-EXPEN]                  -239
[TOTAL-INTEREST-EXPENSE]			-296
[NET-INCOME]					57
[PREFERRED-STOCK-DIVIDENDS]			0
[EARNINGS-AVAILABLE-FOR-COMM]			57
[COMMON-STOCK-DIVIDENDS]			0
[TOTAL-INTEREST-ON-BONDS]			0
[CASH-FLOW-OPERATIONS]				2,762
[EPS-BASIC]					571.25
[EPS-DILUTED]					571.25



Exhibit H	Organizational Chart - Not Applicable

Exhibit I		Majority Owned Associate Company - Not Applicable

SIGNATURE

	Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

UNITIL CORPORATION

By /s/ Robert G. Schoenberger
       Robert G. Schoenberger
       Chairman of the Board &
       Chief Executive Officer


UNITIL SERVICE CORP.

By /s/ Robert G. Schoenberger
       Robert  G. Schoenberger
       President



CONCORD ELECTRIC COMPANY,
EXETER & HAMPTON ELECTRIC COMPANY,
FITCHBURG GAS AND ELECTRIC LIGHT COMPANY.
UNITIL REALTY CORP.

By /s/ Michael J. Dalton
       Michael J. Dalton
       President



UNITIL POWER CORP.

By /s/George R. Gantz
      George R. Gantz
      President


Date April 28, 2000